UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 14, 2005

Commission File Number: 0-50566

Sea Breeze Power Corp. ———————————————————————————————————
(Translation of registrant’s name into English)

British Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Lobby Mail Box 91 14th Floor, 333 Seymour St. Vancouver, BC V6B 5A6
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

New Releases

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sea Breeze Power Corp.

Date: 04/27/2006	By:	Paul B. Manson
	Name:	Paul B. Manson
	Title:	President

EXHIBIT INDEX

Exhibit No.	Description

99.1	4,921,336 INCENTIVE STOCK PURCHASE OPTIONS GRANTED
99.2	Vancouver Island Cable Project – Assignment to Affiliate
99.3	USD$ 1,500,000 Private Placement Closing
99.4	PACIFIC GAS AND ELECTRIC COMPANY AND SEA BREEZE PACIFIC TO EXPLORE MAJOR NEW ELECTRIC TRANSMISSION PROJECT
99.5	British Columbia Utilities Commission Approves Joint Review
99.6	Juan de Fuca Transmission Cable – Application Filed with National Energy Board
99.7	Knob Hill Wind Farm – Protocols Signed with Quatsino First Nation
99.8	Public Hearing Process Begins with the British Columbia Utilities Commission
99.9	Knob Hill Wind Farm – Application for Interconnect Study Filed with BCTC